Mail Stop 4561

May 30, 2006

James A. Beer
Executive Vice President and
Chief Financial Officer
Symantec Corporation
20330 Stevens Creek Blvd.
Cupertino, California 95014

      Re: **Symantec Corporation**
              Form 10-K for the Fiscal Year Ended
              April 1, 2005
              Filed June 15, 2005
              Form 10-Q for the fiscal quarters ended
              July 1, 2005 and September 30, 2005
              File No. 000-17781

Dear Mr. Beer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Kathleen Collins
          Accounting Branch Chief